Exhibit 3.4

STONE ENERGY CORPORATION
AMENDMENT TO BYLAWS

The Board of Directors (the “Board”) of Stone Energy Corporation (the “Company”) has approved this Amendment (the “Amendment”) to the Company’s ByLaws (the “ByLaws”). The second paragraph of Section 1 of Article III of the ByLaws is hereby amended and restated, increasing the number of possible directors constituting the Board from twelve (12) to thirteen (13), to read as follows:

Unless otherwise provided in the Certificate of Incorporation, the number of directors that shall constitute the Board of Directors shall be determined from time to time by resolution of the Board of Directors (provided that no decrease in the number of directors that would have the effect of shortening the term of an incumbent director may be made by the Board of Directors); provided, however, that in no event shall there be more than thirteen (13) directors in the aggregate. If the Board of Directors does not make such determination, the number of directors shall be the number set forth in the Certificate of Incorporation as the number of directors constituting the initial Board of Directors. Each director shall hold office for the term for which he is elected and thereafter until his successor shall have been elected and qualified, or until his earlier death, resignation or removal.